02037132

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAY 23

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-04962

FOX INVESTMENT PLAN

(Formerly known as Fox Inc. Investment Plan)
10201 West Pico Boulevard
Los Angeles, CA 90035

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

THE NEWS CORPORATION LIMITED
2 Holt Street
Sydney, NSW
Australia

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EXHIBIT INDEX BEGINS ON PAGE 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX INVESTMENT PLAN

By: /s/ Lynn Franzoi
Lynn Franzoi

Date: May 16, 2002

EXHIBITS

Exhibit No.	Description	Page No.
23	Consent of Arthur Andersen	
99	Letter of Assurances of Fox Entertainment Group, Inc.	

ANDERSEN

FOX INVESTMENT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2001 and 2000
Together with Auditors' Report

Index

Note: All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Board of
Fox Entertainment Group, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Fox Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Los Angeles, California
May 16, 2002

FOX INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments:		
Cash in-transit	$ 44,575,547	$ -
Investments, at fair value	249,017,031	239,983,157
Investments, at contract value	38,123,563	27,580,659
Total investments	331,716,141	267,563,816
Receivables:		
Employer contributions	8,161	131,626
Participant contributions	21,948	483,986
Total receivables	30,109	615,612
Net Assets Available For Plan Benefits	$331,746,250	$268,179,428

The accompanying notes are an integral part of these financial statements.

FOX INVESTMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

Net Assets Available for Plan Benefits, *beginning of year*	$268,179,428
Additions:	
Contributions:	
Employer contributions	10,595,666
Participant contributions	28,849,337
Rollover contributions	1,653,773
Transfers from other plans	58,349,789
Transfers in to the plan	147,830
Total contributions	99,596,395
Investment income:	
Interest and dividends	7,155,441
Total investment income	7,155,441
Total additions	106,751,836
Deductions:	
Benefits paid to participants	16,484,286
Net depreciation in fair value of investments	26,449,972
Administrative expenses	1,440
Transfers out of the Plan	249,316
Total deductions	43,185,014
Net increase	63,566,822
Net Assets Available for Plan Benefits, *end of year*	$331,746,250

The accompanying notes are an integral part of this financial statement.

FOX INVESTMENT PLAN

Notes to Financial Statements
December 31, 2001

1. Description of the Plan

The following description of the Fox Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and related amendments for more complete information.

a. General

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). Its purpose is to assist employees in establishing a regular savings and investment program to provide additional financial security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted effective June 1, 1984. Effective January 1, 1998, the Plan was restated to incorporate all previous amendments, to change the name of the Plan Sponsor to Fox Entertainment Group, Inc. and to comply with legislative required amendments.

Effective October 1, 2001, the Los Angeles Dodgers' Savings Plan was merged into the Plan. There was a transition period from September 27, 2001 until the end of November 2001, in which the account balances in the Los Angeles Dodgers' Savings Plan were inaccessible by participants. Employees of the Los Angeles Dodgers were eligible to participate in the Plan effective July 1, 1998. The physical transfer of assets started as of September 28, 2001 with the final transfer occurring on October 1, 2001. The transfer of net assets of approximately $9,789,000 is included in transfers from other plans as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Effective December 31, 2001, the Fox Sports Networks, LLC 401(k) Plan (Fox Sports Plan) was merged into the Plan. There was a transition period from December 21, 2001 until the end of January 2002, in which some account activities by participants were limited. Employees of Fox Sports Networks, LLC (Fox Sports Net) shall have the service that was recognized under the Fox Sports Plan included as years of vesting service under the Plan. The physical transfer of assets started as of December 31, 2001 with the final transfer of $44,575,547 occurring on January 2, 2002. Such final transfer is reflected in the Statement of Net Assets Available for Plan Benefits as Cash in-transit. The transfer of net assets of approximately $48,561,000 is reflected in the Statement of Changes in Net Assets Available for Plan Benefits as transfers from other plans.

b. Eligibility

The Plan is a defined contribution plan available to certain non-union employees of the Company to which the Plan has been extended. Currently, union employees under certain collective bargaining agreements are also eligible to participate. An eligible employee can enroll in the Plan on the first day of the payroll cycle immediately following commencement of employment or the first day of any payroll cycle thereafter.

c. Contributions

The following types of contributions are allowable under the Plan's terms:

Participant Contributions – Participants can voluntarily contribute on a before-tax and/or after-tax basis between 1% and 16% of their compensation, as defined in the Plan document, subject to certain limitations under the Internal Revenue Code (the Code).

Employer Contributions - The Company shall contribute for each participant each pay period an amount equal to 50% of the first 6% of the participant's contributions, not to exceed $10,000 in any Plan year.

Rollover Contributions - Amounts distributed to participants from other tax qualified plans may be contributed to the Plan.

The total amount contributed to a participant's account (excluding rollover contributions) during 2001 may not exceed the lesser of (a) $35,000, or (b) 25% of the participant's includable compensation, as defined by the Plan document and the Code.

d. Vesting

Participants are immediately 100% vested in their before-tax and after-tax contributions and rollover contributions. Participants become vested in the employer's contribution account based on the participant's years of vesting service, as follows:

Years of Vesting Service	Vested Percentage
Less than 1	0%
1 but less than 2	50%
2 but less than 3	75%
3 or more	100%

The participant becomes 100% vested in the employer's contribution account at the earliest of the following dates:

- Completion of three years of vesting service
- Death
- Termination of employment due to total and permanent disability
- Retirement at age 65
- Termination of the Plan

e. Forfeitures

If the participant elects a distribution of his/her vested account balance upon termination of employment, the nonvested portion of the participant's employer contribution account is forfeited. If the participant defers distribution of his/her account balance, the participant's employer contribution account is forfeited after a consecutive 60 month period has elapsed after an employee's termination date. In accordance with the Plan document, such forfeitures are used to reduce employer matching contributions. During 2001, forfeitures of $346,322 were used to reduce employer matching contributions.

Forfeited balances of $205,250 and $223,805 were available to reduce future contributions as of December 31, 2001 and 2000, respectively.

f. Management of Trust Funds

Fidelity Investments Institutional Operations Company, Inc. (Fidelity or the Trustee) is the Trustee. Plan assets are principally managed or held by the Plan's five investment managers: Certus Asset Advisors, Fidelity Management and Research Co., Pacific Investment Management Co. (PIMCO), Mairs and Power, Inc. and Janus Institutional Investment Services. The investment managers have been granted discretionary authority concerning purchases and sales of investments, as outlined in their individual agreements with the Plan Sponsor and the Fox Retirement Board (the Plan Administrator).

g. Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Included in investments as of December 31, 2001 were the AT&T Stock Fund and Liberty Media Corporation Common Stock with investment balances of $1,949,615 and $1,958,660, respectively. These funds are frozen and resulted from mergers into the Plan.

h. Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of the Company's contribution, and debited for any distributions. Investment fund gains, losses and expenses are allocated based on the participant's account balances in each fund.

i. Participants' Loans

Participants may borrow from the Plan, subject to a minimum loan of $1,000 and a maximum loan of $50,000 or 50% of the participant's vested account balance. The loans are payable over a period of one to 5 years, or if the proceeds are used for the purchase of a participant's principal residence, the loans are payable over a period not to exceed 15 years. The loans bear interest at the prime rate plus 1%. The loans are secured by the pledge of the participant's interest in the Plan. Participants are required to pay off outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. The Trustee has established a loan fund for recording loan activities.

j. Payment of Benefits

Benefits to participants or beneficiaries are payable in lump sums equal to the value of their vested accounts as of the date of distribution.

k. Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Plan expenses paid by the Company were not material in fiscal 2001. Administrative expenses not paid by the Company are paid from the assets of the Plan. Administrative expenses (i.e., specific participant requests such as overnight mailing) amounting to $1,440 in fiscal 2001 were paid from the assets of the Plan, specifically from the accounts of the affected participants.

2. Summary of Accounting Policies

a. Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

b. Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires management and other key parties to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Risks and Uncertainties

The Plan provides for various investment options in mutual funds. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets for Plan Benefits.

The Plan invests in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than these of securities of comparable U.S companies.

d. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except for its guaranteed investment contracts (GICs), which are valued at contract value (see Note 4). Mutual funds, government and corporate securities and common stock investments are stated at quoted market prices. The participant loans are stated at face value plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend dates.

e. Payment of Benefits

Benefits are recorded when paid.

f. Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

All realized and unrealized appreciation (depreciation) in the value of investments is shown in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net depreciation in fair value of investments.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets.

	December 31,	
	2001	2000
Dreyfus Lifetime Growth Fund	$ -	$ 20,971,947
Dreyfus Lifetime Growth and Income Fund	-	14,644,926
Fidelity Magellan Fund	79,240,780	80,189,600
Fidelity Puritan Fund	76,069,519	41,745,804
Fidelity Spartan U.S. Equity Index Fund	17,373,837	17,123,182
Scudder International Fund	-	30,400,980
News Corporation Ordinary ADS Fund	17,844,073	15,752,089
Janus Adviser International	22,205,751	-

	December 31, 2001	December 31, 2000
Certus Income Fund (various GICs and synthetic GICs with maturity dates ranging from 2002 through 2008 and 2001 through 2005 as of December 31, 2001 and 2000, respectively, and interest rates ranging from 4.20% to 7.86% and 5.18% to 7.86% as of December 31, 2001 and 2000, respectively):		
GICs	$ 15,450,930	$ 12,756,936
Synthetic GICs	19,191,033	12,883,268
Short-term investment fund	3,481,600	1,940,455
Total Certus Income Fund	$ 38,123,563	$ 27,580,659

During the Plan year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $26,449,972 as follows:

Mutual funds	$ (26,020,792)
Common stock	(429,180)
	$ (26,449,972)

4. Non participant-directed Investments

Information about the net assets at December 31, 2001 and 2000 and the significant components of the changes in net assets for the year ended December 31, 2001 relating to the non participant-directed investments is as follows:

	2001	2000
AT&T Stock Fund	$ 1,949,615	$ -
Liberty Media Corporation Common Stock	1,958,660	-
	$ 3,908,275	$ -

Changes in Net Assets:

	2001
Transfers from Fox Sports Plan :	$ 3,908,275
	$ 3,908,275

5. Investment Contracts with Insurance Companies

The Certus Income Fund includes deposit GICs, synthetic GICs, and bank investment contracts. In accordance with Statement of Position 94-4 of the American Institute of Certified Public Accountants, fully benefit-responsive GICs and synthetic GICs are presented at their contract value. Contract value for the GICs of $15,450,930 and $12,756,936 at December 31, 2001 and 2000, respectively, represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses and excludes the short-term investment fund. The short-term investment fund is included in Investments, at contract value on the Statement of Net Assets Available for Plan Benefits and on the Schedule of Assets Held and totaled $3,481,600 and $1,940,455 at December 31, 2001 and 2000, respectively. Contract value for the synthetic GICs are $19,191,033 and $12,883,268 at December 31, 2001 and 2000, respectively. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the synthetic GICs is the value of the wrapper.

GICs provide a fixed crediting interest rate and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust should be separately valued and disclosed. The wrapper contract would be valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract should be reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

Contract values are not materially different from the fair values of the contracts as calculated per Statement of Financial Accounting Standards No. 107, as shown below as of December 31, 2001 and 2000:

	2001	2000
Average yield on investment contracts	5.65%	6.47%
Crediting interest rate	6.05%	6.38%
Fair value of GICs	$ 15,763,064	$ 12,884,970
Fair value of synthetic GICs	$ 18,901,310	$ 12,938,680
Valuation reserves against contract value	$ -	$ -

There are various bases and frequencies of determining the crediting interest rates for unallocated investment contracts. Crediting interest rates for certain synthetic GICs are based on the cash flow and performance of the underlying securities. The crediting interest rates are reviewed on either a quarterly or an annual basis and reset if the change is significant. All other contracts have fixed rates for the life of the contract. Certain employer-initiated events are not eligible for book value disbursements from fully benefit responsive contracts. Such events may cause liquidation of all or a portion of a contract at a market value adjustment.

The fair value of the assets underlying the synthetic GICs approximate the fair value of contracts. The fair value of the assets underlying the synthetic GICs as of December 31, 2001 and December 31, 2000 are as follows:

	2001	2000
U.S Government securities	$ 6,172,812	$ 7,119,795
Corporate obligations	12,728,498	5,818,885
Fair value of investments	18,901,310	12,938,680
Difference between fair value and contract value of synthetic GICs	289,723	(55,412)
Contract value of synthetic GICs	$ 19,191,033	$ 12,883,268

6. Related Party Transactions

The Plan engages in certain transactions involving the Trustee and News Corporation, the parent company, parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of the News Corporation's common stock and investing Plan monies in money market funds managed by the Trustee. Fees paid by the Plan Sponsor to the Trustee for the year ended December 31, 2001 were not significant. Investments managed by Fidelity amounted to $176,596,849 and $139,058,586 as of December 31, 2001 and 2000.

During the 2001 Plan year, there were transfers in and out of the Plan, in the amount of $147,830 and $249,316 respectively, which represented balance transfers to and from the News America Savings Plan for those participants who transferred between the Company and News Corporation.

7. Federal Income Tax

The Internal Revenue Service issued a determination letter dated March 24, 2000 stating that the Plan document dated January 1, 1998 was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2000 and 2001.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the provisions of ERISA. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all participants shall have a 100% vested interest in their accounts, after payment of any expenses properly chargeable thereto.

9. Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of investments per the financial statements as of December 31, 2001 and 2000 to Form 5500:

	2001	2000
Investments per the financial statements	$287,140,594	$267,563,816
Add: Difference between fair value and contract value of GICs	312,134	128,034
Investments per the Form 5500 and Supplemental Schedule	$287,452,728	$267,691,850

Investments are reflected on the financial statements at contract value since the contracts are benefit responsive, however, investments are reflected at fair value on the Form 5500 and the accompanying supplemental schedule.

10. Subsequent Events

Effective April 1, 2002, the Cable Network Services, LLC 401(k) Retirement Savings Plan and the Sunshine Network 401(k) Profit Sharing Plan merged into the Plan.

FOX INVESTMENT PLAN

EIN 95-4066193 Plan No. 003
Schedule H - Part IV - Line 4i - Schedule of Assets Held
As of December 31, 2001

Identity of Issuer	Description of Investments	Current Value
Common Stock		
* News Corporation	Ordinary ADS Fund	$17,844,073
Liberty Media Corporation	Corporate Stock	1,958,660
AT&T Corporation	Stock Fund	1,949,615
		21,752,348
Guaranteed investment contracts (GICs)		
* Fidelity Management Trust Company	Short-term investment fund; 2.91%	3,481,600
Transamerica Occidental	Guaranteed investment contract; 4.41%; 3/31/03	1,004,028
Security Life of Denver	Guaranteed investment contract; 4.42%; 4/06/06	1,010,961
Security Life of Denver	Guaranteed investment contract; 5.96%; 2/15/06	1,062,128
Combined Life Insurance Company	Guaranteed investment contract; 6.68%; 11/15/05	1,115,771
Business Men's Assurance Company	Guaranteed investment contract; 6.72%; 11/15/02	538,088
GE Capital Assurance Company	Guaranteed investment contract; 5.70%; 9/15/05	1,033,266
John Hancock	Guaranteed investment contract; 7.86%; 6/15/04	1,103,596
New York Life Insurance Company	Guaranteed investment contract; 7.17%; 7/15/02	524,358
New York Life Insurance Company	Guaranteed investment contract; 5.78%; 6/15/06	1,044,612
Monumental Life Insurance Company	Guaranteed investment contract; 4.20%; 3/15/06	985,198
Ohio National Life Insurance Company	Guaranteed investment contract; 6.20%; 3/14/03	959,798
United of Omaha	Guaranteed investment contract; 7.12%; 11/15/04	1,060,349
Safeco Life Insurance Companies	Guaranteed investment contract; 6.17%; 12/15/03	1,063,509
Safeco Life Insurance Companies	Guaranteed investment contract; 5.95%; 9/15/03	712,835
SunAmerica Inc. Credit Enhanced GIC	Guaranteed investment contract; 5.73%; 10/15/03	1,034,641
Travelers Insurance Company	Guaranteed investment contract; 6.13%; 9/15/03	359,825
Hartford Life Insurance Company	Guaranteed investment contract; 7.21%; 5/16/05	1,150,101
		15,763,064

Identity of Issuer	Description of Investments	Current Value
Assets underlying synthetic GICs		
Corporate obligations		
Monumental Life (Aegon)	Index Syn; 5.73%	6,599,382
American Express Master Trust	Series 98-1, Class 1; $1,000,000 par; 5.94%; 5/15/03	962,747
First USA Credit Card Master Trust	Series 98-9, Class A; $1,000,000 par; 5.71%; 1/18/04	1,010,269
Case New Holland	Series 01-B, Class A4; $1,000,000 par; 4.44%; 8/15/06	976,803
Commonwealth Edison	Series 98-1, Class A5; $1,000,000 par; 7.00%; 3/25/05	1,015,622
MBNA Master Credit Card	Series 97-1, Class A; $1,000,000 par; 6.49%; 8/15/04	1,044,535
Premier Auto Trust	Series 98-1, Class A4; $1,000,000 par; 5.17%; 3/6/02	165,410
Ford Credit Auto Owner Trust	Series 00-C, Class A4, $1,000,000 par; 7.38%; 7/15/03	953,730
Fair Value of Corporate Obligations		12,728,498
Wrapper		(10,308)
		12,718,190
U.S. Government securities		
Federal Home Loan Mortgage Bank of America, N.A.	Series 2295, Class PQ; $1,000,000 par; 5.97%; 3/15/08	1,005,639
Federal Home Loan Mortgage Monumental Life (Aegon)	Series 2115, Class BD; $1,000,000 par; 6.91%; 12/15/05	855,428
Federal Home Loan Mortgage Monumental Life (Aegon)	Series 1512, Class F; $1,000,000 par; 7.02%; 6/15/02	191,581
Federal Home Loan Mortgage Monumental Life (Aegon)	Series 1698, Class PG; $1,235,000 par; 6.64%; 10/15/03	656,575
Federal Home Loan Mortgage Transamerica (Aegon)	Series 1693, Class G; $1,000,000 par; 5.88%; 4/15/03	588,206
Federal Home Loan Mortgage Bank of America, N.A.	Series 2109, Class PH; $1,000,000 par; 5.38%; 9/15/03	1,011,071
Federal National Mortgage Assn.	REMIC Pass Thru; CTF 93-186, Class G; $997,517 6.33%; 9/25/03	372,081
Federal National Mortgage Assn.	REMIC Pass Thru; CTF 93-55, Class G; $1,000,000 5.95%; 3/25/02	91,584
Federal National Mortgage Assn.	REMIC Pass Thru; CTF 94-17, Class G; $1,000,000 6.70%; 8/25/02	612,226
Case New Holland	Series 01-73, Class PY; $1,000,000 par; 4.99%; 7/25/07	788,421
Fair Value of U.S. Government Securities		6,172,812
Wrapper		300,031
		6,472,843

Identity of Issuer	Description of Investments	Current Value
Mutual Funds		
Janus	International	22,205,751
PIMCO	Total Return Fund	6,885,347
Mairs & Power	Growth Fund	13,272,488
* Fidelity Investments	Puritan Fund	76,069,519
* Fidelity Investments	Magellan Fund	79,240,780
* Fidelity Investments	Spartan U.S. Equity Index Fund	17,373,837
* Fidelity Investments	Mid-Cap Stock Fund	2,214,032
* Fidelity Investments	Equity Income Fund	1,698,681
		218,960,435
Participant Loans	Interest rates ranging from 5.32 to 11.00 percent and maturities from 2001 to 2016	8,304,248
	Total investments	$287,452,728

* Represents a party-in-interest

EXHIBIT 23

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 16, 2002 included in this Form 11-K Annual Report for the Fox Investment Plan into The News Corporation Limited's previously filed Registration Statements File Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-4962, 333-06324, 333-10338, 333-10624 and 333-12878.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Los Angeles, California
May 16, 2002

EXHIBIT 99

EXHIBIT 99

May 22, 2002

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Securities and Exchange Commission Release Nos. 33-8070; 34-45590; 35-27503; 39-2395; IA-2018; IC-25464; FR-62; File Nos. S7-03-02, this letter is to confirm that Arthur Andersen LLP ("Andersen") has represented to Fox Entertainment Group, Inc. that its audit of the financial statements and supplemental schedule of the Fox Investment Plan as of December 31, 2001 and for the year then ended (the "Audit") was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the Audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen was not relevant to the Audit.

FOX ENTERTAINMENT GROUP, INC.

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